NEWS RELEASE

Alderon Confirms New Multi-User Dock on Schedule and on Budget

July 16th, 2013	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that the new multi-user deep water dock at the Port of Sept-Îles, Quebec is on time and on budget, with construction scheduled to wrap up in late March 2014.  With 95% of project costs now known and incurred, the Port is confident that the project will be delivered on the $220 million budget.

“We are enormously pleased that the Port of Sept-Îles has made such great progress allowing our project development timeline to remain in place with mine construction expected to commence by Q4 of this year and production beginning by the end of 2015,” says Tayfun Eldem, President and CEO of Alderon.  “The on time completion of the new port facility will provide shipping services for up to 8 million tonnes of iron ore annually based on our agreement and will secure our access to international markets at the agreed upon budget that Alderon signed up for.”

“We’re also very happy with the proactive support and cooperation of the teams from Pomerleau and Sandvik Canada, which have worked closely with our team to complete construction of the country’s biggest bulk port terminal,” said Port President and CEO Pierre D. Gagnon.

For additional information about the Port of Sept-Îles and Alderon’s agreement with the Port, please refer to Alderon News Releases dated February 14, 2012 and July 16, 2012 respectively.  For a copy of the Port of Sept-Îles Press Release, please visit our website at:
http://www.alderonironore.com/_resources/news/Multi-User_Dock-Mid-Project_Status20130709.pdf

About the Port of Sept-Îles

Boasting a variety of state-of-the-art facilities, the Port of Sept-Îles is the leading iron ore port in North America, with an annual volume of nearly 30 million tons.  Sept-Îles’ port facilities play a vital and strategic role in the operations of many businesses from the region’s primary sector.  The Port’s annual economic impact is estimated at nearly $1 billion, with some 4,000 direct and indirect jobs.  Through its activity, the Port of Sept-Îles therefore remains a significant source of wealth creation in Quebec and the rest of Canada.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co., Ltd. (“HBIS”), is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

Brian Penney, P. Eng., the Chief Operating Officer for Alderon and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Ian Chadsey
1-514-817-5799 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the schedule and costs related to the completion of the new multi-user deep water dock; and (iii) the commencement of construction and commercial production of the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.